Exhibit 99.1

RECENT DEVELOPMENTS

Qatar Petroleum International enters into the share capital of Total E&P Congo

On December 26, 2013, TOTAL S.A. (“TOTAL”) announced that, further to the signing of a framework agreement in early May, Qatar Petroleum International (QPI) is now a shareholder of Total E&P Congo, holding 15% of its capital.

This transaction, whilst demonstrating the quality of Total E&P Congo’s assets and the expertise within its organization, is also in line with the Group’s strategy of active portfolio management.

The $1.6 billion (approximately €1.2 billion)(1) increase of Total E&P Congo’s capital will consolidate its financial capacity at a time when it is progressing the development of the Moho Nord deep offshore project.

Russia: TOTAL announces the approval of the development of Yamal LNG, a strategic liquefied natural gas project

On December 18, 2013, TOTAL announced the final investment decision to develop the onshore Yamal LNG project in Russia. TOTAL holds a 20% direct interest in the project. The Yamal LNG project consists of an LNG plant with a capacity of 16.5 million tons per year (Mt/y) and represents a total capital expenditure of $27 billion (approximately €20 billion), as estimated by the operator.

The project, operated by Yamal LNG JSC, consists of the development of the giant onshore South Tambey gas and condensate field, located on the Yamal peninsula. The project is expected to include three LNG trains of 5.5 Mt/y each, with the first train scheduled to start-up in 2017, as well as LNG storage tanks and harbor infrastructure in the port of Sabetta. The construction of the infrastructure (airport, harbor, camps) is already well advanced with more than 3,000 personnel actively involved on site. In order to transport the LNG to international markets, up to sixteen icebreaking LNG carriers will be used.

Around 70% of the LNG production of the Yamal LNG project has already been sold under long-term oil-linked price contracts, directed mostly to Asia and the rest to Europe.

Yamal LNG is currently owned by Novatek (80%) and TOTAL (20%). In September 2013, Novatek and China National Petroleum Corporation (CNPC) concluded an agreement whereby CNPC is expected to acquire a 20% equity share in Yamal LNG.

Papua New Guinea: TOTAL enters two substantial gas discoveries in the Asia-Pacific region

On December 6, 2013, TOTAL announced the signature of a farm-in agreement with InterOil Corporation that gives it a 61.3% interest in Petroleum Retention License (PRL) 15 in Papua New Guinea. The Elk and Antelope gas fields, two of the biggest finds in the Asia-Pacific region in recent years, were discovered in the license in 2006 and 2009, respectively.

TOTAL and InterOil Corporation retain the flexibility to farm-down an aggregate of up to a 19.3% interest (before any election by the government to exercise its option to join the project with a 22.5% interest) to a strategic partner.

The common objective of TOTAL, who will operate the project, and InterOil, is to complete the delineation of the two discoveries and to continue to explore for new resources in the license area. Depending on the results, this could lead to a final investment decision by 2016 for the development of the fields and the construction of a liquefaction plant located onshore on the Gulf of Papua.

In addition, TOTAL has an option to take an interest in Petroleum Prospecting Licenses PPL 236, PPL 237 and PPL 238 in the same area.

TOTAL will pay $470 million (approximately €345 million) for a 42% interest (32.5% if the government executes its option to join the project) with a contingent payment estimated by TOTAL at approximately $590 million (approximately €435 million). The transaction remains subject to the approval of the Papua New Guinea government.

(1)	All figures in this exhibit expressed in U.S. dollars were translated into euro using the January 7, 2014 European Central Bank reference exchange rate of €1=$1.3641.

The Lacq gas basin, a model industrial reconversion

On November 22, 2013, TOTAL announced that French Prime Minister Jean-Marc Ayrault had inaugurated on that day the new gas treatment unit for the Lacq Cluster Chimie 2030 project, at a ceremony attended by Yves-Louis Darricarrère, President, Upstream and member of the Executive Committee at TOTAL; Thierry Le Hénaff, Chairman and Chief Executive Officer of Arkema; Jacques Seguin, Chairman of Sobegi; David Habib, Member of the French National Assembly, Mayor of Mourenx and Chairman of the Lacq Urban Community; and many regional elected officials and stakeholders.

The new gas treatment unit is the cornerstone of the industrial redeployment of the Lacq site in response to the depletion of the natural gas field.

With the support of the French government and local communities, TOTAL, Sobegi and Arkema have invested more than €154 million in Lacq Cluster Chimie 2030, a project to transform the Lacq platform into a center of manufacturing excellence.

The new gas treatment unit will produce at low flow the gas remaining in the Lacq field for another thirty years, supporting local industry for the long term. The project is designed to supply manufacturers on the platform with cost-competitive power, steam and sulfur feedstock daily.

TOTAL awarded a solar power generation plant in South Africa

On November 5, 2013, TOTAL announced that it had been selected as the preferred bidder for an 86 megawatt-peak (MWp)(2) ground-mounted solar power project by South Africa’s Department of Energy (DoE), as part of the third round of tenders for renewable energy generation facilities.

TOTAL’s affiliate, SunPower Corporation (“SunPower”) (NASDAQ: SPWR), provided the photovoltaic specifications for the project. SunPower also is expected to provide engineering, procurement, construction (EPC) services and long-term operation and maintenance for the project.

This solar power project of 86 MWp will deliver clean, reliable energy to the community. The solar power plant is expected to generate approximately 210 gigawatt-hours (GWh) of power each year, which represents the electricity consumption of approximately 45,000 South Africans.

The project is secured under a co-development agreement with South African Mulilo Renewable Energy. TOTAL will own 27% of the project, along with five partners: Calulo Renewable Energy with 25%, Mulilo Renewable Energy with 18%, the Industrial Development Corporation (IDC) with 15%, Futuregrowth Asset Management (Pty) Ltd with 10% and a Local Community Trust will own 5% of the project.

The project is estimated to cost approximately $200 million (approximately €145 million). It will be financed 80% through non-recourse project debt from South African banks. The remaining 20% equity portion will be funded by TOTAL, Calulo Renewable Energy, Mulilo Renewable Energy, the IDC, Futuregrowth Asset Management (Pty) Ltd and a Local Community Trust, based on their respective ownership interests.

(2)	A megawatt-peak (MWp) = 1 million peak watts. A peak watt, the unit used to rate the performance of photovoltaic collectors, will deliver 1 watt of electricity under standard conditions of 1,000 watts of light intensity per square meter and temperature of 25°C.

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